Filed by Kirby Corporation pursuant to Rule 425 of the
Securities Act of 1933 and deemed filed pursuant to
Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company: K-Sea Transportation Partners L.P.
Commission File No.: 1-31920
     Senior executives of Kirby Corporation will be making presentations on Tuesday, March 22, 2011 at a conference sponsored by Sidoti & Company and on Thursday, March 24, 2011 at a conference sponsored by J. P. Morgan. A copy of the slide presentation that will be used by Kirby for the conferences is attached hereto. Information about the webcast of the presentation at the J. P. Morgan conference was provided in the press release issued by Kirby on March 17, 2011.

KIRBY CORPORATION Putting America’s Waterways to Work NYSE: KEX March 2011

2 Forward Looking Statements Non-GAAP Financial Measures Statements contained in this presentation with respect to the future are forward-looking statements. These statements reflect management's reasonable judgment with respect to future events. Forward-looking statements involve risks and uncertainties. Actual results could differ materially from those anticipated as a result of various factors, including cyclical or other downturns in demand, significant pricing competition, unanticipated additions to industry capacity, changes in the Jones Act or in U.S. maritime policy and practice, fuel costs, interest rates, weather conditions and the timing, magnitude and the number of acquisitions made by Kirby. Forward-looking statements are based on currently available information and Kirby assumes no obligation to update such statements. A list of additional risk factors can be found in Kirby's annual report on Form 10-K for the year ended December 31, 2010, filed with the Securities and Exchange Commission. Kirby reports its financial results in accordance with generally accepted accounting principles (GAAP). However, Kirby believes that certain Non-GAAP financial measures are useful in managing Kirby's businesses and evaluating Kirby's performance. This presentation contains two Non-GAAP financial measures, adjusted net earnings and EBITDA. Please see the Appendix for a reconciliation of GAAP to Non-GAAP financial measures.

Important Information about the K-Sea Transportation Merger and Additional Information This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Kirby Corporation and K- Sea Transportation Partners L.P. will be submitted to the unitholders of K-Sea for their consideration. In connection with the proposed merger, Kirby will file with the Securities and Exchange Commission a registration statement on Form S-4 that will include a proxy statement of K-Sea and a prospectus of Kirby. The definitive proxy statement/prospectus will be mailed to the unitholders of K-Sea. INVESTORS AND SECURITY HOLDERS OF K-SEA ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS AND OTHER MATERIALS REGARDING THE PROPOSED MERGER CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT KIRBY, K-SEA AND THE PROPOSED MERGER. Investors and security holders may obtain a free copy of the registration statement and the proxy statement/prospectus when they become available and other documents filed with the SEC by Kirby and K- Sea through the SEC's website at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained from Kirby's website at www.kirbycorp.com. Kirby and its directors and executive officers and certain other persons may be deemed to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Kirby's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2010, which was filed with the SEC on February 25, 2011, and its proxy statement for its 2011 annual meeting of stockholders, which was filed with the SEC on March 18, 2011. Other information regarding the participants in the proxy solicitation, and a description of their direct and indirect interests, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 3

Marine Transportation of 2010 Revenue $915.1 million Largest U.S. Inland Tank Barge Operator 4 Kirby...Business Operations 18% 82%

Kirby...Public Market Facts 5 NYSE: K E X Current Price (March 17, 2011) $54.64 Number of Shares O/S (December 31, 2010) 53.7M Market Capitalization $2,932M Debt (December 31, 2010) $200M Enterprise Value $3,132M Employees 2,750

Kirby Facts 6 Largest inland tank barge operator Operating 846 barges and 238 towing vessels Sustainable competitive advantages: Lowest cost due to economies of scale Best positioned for growth opportunities "One Stop Shop" for customers 75% of inland marine transportation revenues under term contracts, of which approximately 50% are under time charters Nationwide diesel engine services remanufacturer and replacement parts provider, as well as ancillary products, for medium-speed and high-speed diesel engines Successful integration of 27 marine and 15 diesel acquisitions

7 Date No. of Tank Barges Description 1986 5 Alliance Marine 1989 35 Alamo Inland Marine Co. 1989 53 Brent Towing Company 1991 3 International Barge Lines, Inc. 1992 38 Sabine Towing & Transportation Co. 1992 26 Ole Man River Towing, Inc. 1992 29 Scott Chotin, Inc. 1992 * South Texas Towing 1993 72 TPT, Division of Ashland 1993 * Guidry Enterprises 1993 53 Chotin Transportation Company 1994 96 Dow Chemical (transportation assets) 1999 270 Hollywood Marine, Inc. - Stellman, Alamo Barge Lines, Ellis Towing, Arthur Smith, Koch Ellis, Mapco Date No. of Tank Barges Description 2002 15 Cargo Carriers 2002 64 Coastal Towing, Inc. (barge management agreement for 54 barges) 2002 94 Dow/Union Carbide (transportation assets) 2003 64 SeaRiver Maritime (ExxonMobil) 2005 10 American Commercial Lines (black oil fleet) 2006 * Capital Towing 2007 37 Coastal Towing, Inc. (operated barges since 2002 under barge management agreement) 2007 21 Cypress Barge Leasing, LLC (operated as leased barges since 1994) 2007 11 Midland Marine Corporation (operated as leased barges) 2007 9 Siemens Financial (operated as leased barges) 2008 6 OFS Marine One (operated as leased barges) 2011 * Kinder Morgan (Greens Bayou fleet) 2011 21 Enterprise Marine (ship bunkering) 2011 58** K-Sea Transportation (coastwise operator) Shipper Owned (Red) Independent (Green) * Towboats Only **Entered into purchase agreement. Anticipating June/July 2011 closing Acquisitions in Marine Transportation

8 Acquisitions in Diesel Engine Services Acquisitions Acquisitions 1987 National Marine 1991 Ewing Diesel 1995 Percle Enterprises 1996 MKW Power Systems 1997 Crowley (Power Assembly Shop) 2000 West Kentucky Machine Shop 2000 Powerway 2004 Walker Paducah Corp. 2005 TECO (Diesel Services Division) 2006 Global Power Holding Company 2006 Marine Engine Specialists 2007 NAK Engineering (Nordberg Engines) 2007 P&S Diesel Service 2007 Saunders Engine & Equipment Company 2008 Lake Charles Diesel, Inc. 2011 United Holdings LLC* Internal Growth Internal Growth 1989 Midwest 1992 Seattle 1993 Shortline & Industrial Rails 2000 Cooper Nuclear 2001 Transit & Class II Rails * Entered into purchase agreement. Anticipating April/May 2011 closing.

Revenue... Business Operations 9 14.6% growth rate from 1988-2010

(CHART) 10 Earnings Per Share See Appendix for reconciliation of GAAP to Non-GAAP earnings per share Earnings per share have been revised to reflect 2-for-1 stock split effective May 31, 2006 * Includes $.05 per share from ship bunkering operation purchased February 24, 2011 * Includes $.15 to $.20 per share from recently announced agreement to purchase United Holdings LLC, anticipated to close April/May 2011 * Expected positive earnings impact from K-Sea Transportation acquisition, anticipated to close in June/July 2011, will be offset by one-time transaction fees of approximately $.05 per share Earnings Per Share From Continuing Operations Excluding Non-Recurring Items Guidance 12.9% growth rate from 1994 - 2010 $2.55*

11 KIRBY INLAND MARINE

12 Inland Waterway System Sioux City Chicago Pittsburgh Charleston Tulsa Corpus Christi New Orleans St. Louis Cincinnati Mobile Brownsville Houston St. Marks Texas and Louisiana account for 80% of the total U.S. production of chemicals and petrochemicals St. Paul Kirby is one of the few operators offering distribution throughout the Mississippi River System and Gulf Intracoastal Waterway 12,000 miles of navigable waterways link America's heartland to the world.

Barge Industry Facts Approximately 18,000 dry cargo barges and 3,100 liquid tank barges. Kirby is principally in the liquid cargo business No competition from foreign companies due to a U.S. law known as the Jones Act Always a market to move product by barge on inland waterways Equipment not subject to economic obsolescence because draft and lock restrictions limit the size of barges Barges are mobile, carry wide range of cargoes, and service different geographic markets Inland waterway system plays a vital role in the U.S. economy Inland waterway system is an environmentally friendly mode of transportation 13

14 Number of Inland Tank Barges For the years 1993 through March 2011 121 single hull tank barges industry wide, 9 operated by Kirby (CHART) Source: Informa Economics, Barge Fleet Profile, March 2011 - Adjusted

15 Inland Tank Barge Fleet Source: Informa Economics, Barge Fleet Profile, March 2011 (CHART)

Largest Inland Tank Barge Operator 16 Benzene Styrene Methanol Acrylonitrile Xylene Caustic soda Butadiene Propylene Residual fuel oil Coker feedstock Vacuum gas oil Asphalt Carbon black feedstock Crude oil Ship bunkers Black Oil Products - 18%* Anhydrous ammonia Nitrogen-based liquid fertilizer Industrial ammonia Agricultural Chemicals - 5%* Gasoline No. 2 oil Jet fuel Heating oil Diesel fuel Naphtha Refined Petroleum Products - 8%* Petrochemicals-69% * * Revenue distribution for the year ended December 31, 2010

Fleet Size and Flexibility... Towboat Fleet Operating an average of 220 towboats in 4th Qtr. of 2010 vs. 212 in 4th Qtr. of 2009 Chartered towboats used to balance horsepower with demand 17 Tank Barge Fleet Large fleet facilitates better asset utilization More backhaul opportunities Faster barge turnarounds Barges positioned closer to cargoes Less cleaning Better Asset Utilization

18 Tank Barges Operated Dry Cargo Barges Operated Genesis Energy, L.P. 20 - Rhodia, Inc. 19 - TARGA 18 - John W. Stone Oil 17 - Lyondell Chemical Company 17 - Olin Corporation 15 - Highland Marine 11 - Merichem Company 10 - Progressive Barge Line 10 - AgriChemical Marine Transp 8 - Natures Way Marine 8 - CC Marine 5 - Mon River Towing, Inc. 4 - Plaquemine Towing 3 - James Transportation 3 - Other dry cargo carriers - 10,060 TOTAL (estimated) 3,072 18,000 Informa Economics, Barge Fleet Profile, March 2011 - Adjusted Kirby Outpaces the Competition Inland Tank Barge Owners By Number of Tank Barges Tank Barges Operated Dry Cargo Barges Operated Kirby Corporation 846 - American Commercial Lines LLC 325 2,135 Canal Barge Company, Inc. 211 348 Florida Marine 203 - Marathon Oil Corporation 172 - Ingram Barge Company 172 3,784 Enterprise Products Partners 122 - Higman Barge Lines, Inc. 108 - Blessey Marine Services 107 - American River Transportation Co 84 1,673 Settoon Towing, LLC 65 - Martin Midstream Partners 63 - Southern Towing Company 61 - Magnolia Marine Transport Co 57 - PPG Industries, Inc. 55 - LeBeouf Brothers Towing Co 49 - Devall Barge Lines 40 - Golding Barge Lines, Inc. 40 - Chem Carriers, Inc. 31 - Buffalo Marine Service, Inc. 28 - Waxler Towing Company, Inc. 23 - Westlake Vinyl 22 - River City Towing Services 20 - Shipper Owned Independent

19 End Uses of Products... Revenue Distribution * Products Moved Products Drivers 69% Petrochemicals and Chemicals Benzene, Styrene, Methanol, Acrylonitrile, Xylene, Caustic Soda, Butadiene, Propylene Consumer non-durables - 70%Consumer durables - 30% 18% Black Oil Products Residual Fuel Oil, Coker Feedstock, Vacuum Gas Oil, Asphalt, Carbon Black Feedstock, Crude Oil, Ship Bunkers Fuel for Power Plants and Ships, Feedstock for Refineries and Road Construction, 8% Refined Petroleum Products Gasoline, No. 2 Oil, Jet Fuel, Heating Oil, Diesel Fuel, Naphtha Vehicle Usage, Air Travel, Weather, Refinery Utilization 5% Agricultural Chemicals Anhydrous Ammonia, Nitrogen-based Liquid Fertilizer, Industrial Ammonia Corn, Cotton, Wheat Production, Chemical Feedstock Usage * For the year ended December 31, 2010 Demand Drivers

Committed to dedicating adequate resources to achieve safety objectives Extensive company-owned and operated training facility (Towboat Simulator) Industry leader First winner of Benkert Award, highest award given by Department of Transportation for safety and environmental protection 20 Committed to dedicating adequate resources to achieve safety objectives Extensive company-owned and operated training facility (Towboat Simulator) Industry leader First winner of Benkert Award, highest award given by Department of Transportation for safety and environmental protection Strong Emphasis on Safety... "Safety Is Our Franchise To Operate."

21 KIRBY ENGINE SYSTEMS

22 Diesel Engine Services Markets Medium-Speed and High-Speed Diesel Engines Marine Inland Waterway Carriers - Dry and LiquidOffshore Towing - Dry and LiquidOffshore Drilling Rigs & Supply BoatsHarbor TowingDredgingGreat Lakes Ore Carriers Power Generation, Nuclear, and Industrial Standby Power GenerationPumping StationsIndustrial Reduction GearsLand Drilling Rigs - Expansion Opportunity Railroad Passenger (Transit Systems)Class IIShortline and Industrial

23 Diesel Engine Services Engines and Transmissions/Reduction Gears Medium-Speed Electro-Motive Diesel (EMD)Cooper-BessemerNordberg High-Speed CaterpillarCumminsDetroit DieselJohn Deere Transmissions/Reduction Gears AllisonFalk Twin Disc

ACQUISITIONS 24

25 Acquisition of Ship Bunkering Operation Acquired from Enterprise Marine Services Ship bunkering (engine fuel) operation primarily in Florida and Texas Consists of 21 tank barges and 15 boats Purchase price of approximately $53.2M in cash Immediately accretive to Kirby's earnings Full year 2011 revenue in the $30M to $35M range Full year 2011 net earnings in the $0.05 to $0.07 per share range Acquisition closed on February 24th

26 Pending Acquisition of United Holdings LLC Manufacturer, distributor and service provider of engine related products 21 locations across 13 states, located near a number of shale gas plays Expands diesel engine business to land Purchase price of approximately $270M, with up to a $50M earnout in 2014 Entering a market with excellent opportunities for growth, as the recovery of shale gas is an energy "game changer" United, like Kirby, has an experienced management team and excellent long-term customer relationships Anticipated to be immediately accretive to Kirby's 2011 earnings 2011 projected revenue for Kirby - $285M to $335M (2011 full year revenue - $375M to $450M range) 2011 net earnings for Kirby - $0.15 to $0.20 per share range (2011 full year net earnings - $0.20 to $0.25 per share range) Anticipated closing April/May 2011

27 Pending Acquisition of K-Sea Transportation Partners L.P. Operator of tank barges and towing vessels participating in the coastwise transportation of primarily refined petroleum products Fleet consists of 58 tank barges with 3.8 million barrels of capacity (54 are double hull) and 63 tugboats, operating along the U.S. East, West and Gulf Coasts, and in Alaska and Hawaii Total value of transaction approximately $600M, before fees, and will consist of cash, Kirby common stock and refinancing of K-Sea debt Outlook for K-Sea's U.S coastwise tank barge market is improving Volumes improving from 2009 low levels Supply/demand balance is improving as single hull tank barges are phased out under OPA 90 between now and end of 2014 Rates improving from 2009 lows and equipment utilization is at higher levels Anticipate closing June/July 2011

2012F $1.8 - $2.0 Billion 2010A $1.1 Billion 28 Kirby...Business Operations After Acquisitions 82% Marine Transportation 18% Diesel Engine Services 35%* Diesel Engine Services 65%* Marine Transportation REVENUES * Approximate percentage that could vary significantly based on market and economic conditions

OUTLOOK 29

30 2011 First Quarter and Year Guidance First Qtr. Guidance Range: $.56 to $.61 per share vs. $.46 per share for 2010 Q1 that include $.05 per share charge for early retirements and shore staff reductions Full Year Guidance Range: $2.55 to $2.80 per share, up from previous announced guidance range of $2.35 to $2.55 per share vs. $2.15 per share for 2010 Includes $.05 per share from ship bunkering operation purchased February 24, 2011 Includes $.15 to $.20 per share from the pending acquisition of United Holdings LLC Expected positive earnings impact from pending acquisition of K-Sea Transportation will be offset by one time transaction fees of approximately $.05 per share Marine Transportation Equipment utilization ranging from the mid to high 80% level Pricing will remain in line with 2010 Q4, improving in latter half of year Winter weather will temper Q1 results due to increased delay days with operating results dependent upon severity Diesel Engines Medium-speed power generation market expected to remain favorable Gulf Coast oil services market expected to remain challenged as customers continue to defer major maintenance projects Historically, 20% to 25% of diesel revenue associated with Gulf Coast oil services market

31 Tank Barge and Towboat Construction 2010 construction program took advantage of attractive construction prices 57 new tank barges delivered throughout 2010 3 new 1800 horsepower towboats 2011 construction program, taking advantage of attractive construction prices 38 new 30,000 barrel tank barges and two pressure barges for delivery throughout 2011 3 new 1800 horsepower towboats for delivery in 2011 and 2012 Capital expenditure guidance for 2011 of $185 to $195 million, including $100 million for new tank barges and towboats and $15 million for United Holdings LLC

Financial Highlights 32

33 For Year Ended December 31, 2010 Change from 2009 Change from 2009 Income Statement 2010 2009 $ % Revenues: Marine Transportation $ 915.1M $ 881.3M $ 33.8M 4% Diesel Engine Services 194.5 200.9 (6.4) (3) Total $ 1,109.6M $ 1,082.2M $ 27.4M 3% Operating Income: Marine Transportation $ 192.8M $ 208.1M $ (15.3)M (7)% Diesel Engine Services 20.6 21.0 (.4) (2) Corporate Expenses (13.2) (12.2) (1.0) (8) 200.2 216.9 (16.7) (8) Other Expense (.7) (1.9) 1.2 63 Interest Expense (11.0) (11.1) .1 1 Pre-Tax Earnings 188.5 203.9 (15.4) (8) Taxes (72.3) (78.0) 5.7 8 Net Earnings $ 116.2M $ 125.9M $ (9.7)M (8)% Earnings Per Share $ 2.15 $ 2.34 $ (.19) (8)%

Operating Margins Operating Margins 34 (CHART)

EBITDA Per Share Growth EBITDA Per Share Growth 35 See Appendix for reconciliation of GAAP net earnings to Non-GAAP EBITDA (CHART) 11.1% growth rate from 1994 - 2010

Cash Flows Cash Flows 36 Expansion Barges $30 * Unaudited (CHART) $193 $185* *Includes $15 million of capital expenditures for United Holdings LLC

(CHART) Debt/Capitalization 37 14.7% 57.3%

Financial Strength 38 Investment grade debt, after K-Sea Transportation announcement Standard & Poor's: A- (Credit Watch with Negative Implications) Moody's: Baa3 Fitch: BBB $250 million bank revolving credit None presently outstanding Renewed in November 2010, 5 year renewal 8-year unsecured Private Placement due 2013 $200 million outstanding Floating rate of LIBOR +0.5% No required principal payments until maturity Acquisition financing Up to $540M 5-year Bank Term Loan Floating rate No prepayment penalty

Why Invest in Kirby? 39

Why Invest in Kirby? 40 Consistent long-term record of success Experienced Management teams in both core businesses Marine Transportation 75% of business under term contracts, of which approximately 50% are under time charters Approximately 70% of petrochemicals moved produce consumer nondurable goods, 30% consumer durable Diesel Engine Services Provides essential service to marine, power generation and railroad industries Largest geographic footprint of any U.S. diesel service provider Strong financial discipline and cash flow 2011 Acquisitions Closed ship bunkering operation in February Anticipate closing United Holdings in April/May Anticipate closing K-Sea Transportation in June/July

Thank You For Listening to Our Story Kirby Corporation Putting America's Waterways to Work

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